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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of March 2001



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated March 7, 2001 re RADVISION and Magicsoft Team to Provide Management Tools for IP-Centric Conferencing Solutions.

2. RADVision Ltd. Press Release dated March 8, 2001 re RADVISION Introduces Version 2.2 Enhancements for OnLAN Family of V2oIPTM Enterprise Networking Products.

                                                                          ITEM 1

Contact:
              Sandra Fathi                          Clair Sassin
              Dir. Corporate Communications         Sassin Consulting, Inc.
              RADVISION                             For Magicsoft
              Tel: 201.529.4300 x 301               202-332-7281
              sfathi@radvision.com                  clair@sassinconsulting.com


     RADVISION and Magicsoft Team to Provide Management Tools for IP-Centric
                             Conferencing Solutions

  MAGICSOFT'S VC WIZARDTM 6.1 CALENDARING AND SCHEDULING TECHNOLOGY TO SUPPORT
                   RADVISION'S VIAIPSM MULTI-SERVICE PLATFORM

Mahwah, New Jersey, and Chantilly, VA, March 7, 2001 -- RADVISION (NASDAQ: RVSN) the leading provider of award-winning, industry-standard products and technology for real-time voice and video over IP (V2oIPTM), and Magicsoft(TM), the premier provider of innovative multimedia communications management tools and application services solutions, today announced Magicsoft's VC Wizard(TM) 6.1 calendaring and scheduling software supports RADVISION's viaIP multi-service platform for next-generation communication networks.

The viaIP product family, designed for deploying IP-centric voice, video and data conferencing, addresses the IP communication requirements of large enterprises, government networks and service providers. RADVISION's viaIP integrates multimedia gateway, multipoint conferencing, data collaboration, and gatekeeper intelligence into a single, standards-based platform. This cost-effective solution provides the scalability and proven interoperability needed for deploying enhanced voice, video, and data IP-centric services.

"As a provider of enabling technology for voice and video communications over IP, RADVISION is committed to facilitating the widespread deployment of real-time IP communications," said Dr. Michelle Blank, vice president of galactic marketing for RADVISION. "That requires the ease of use and manageability of network resources that VC Wizard and the viaIP platform combined provide."

Magicsoft's VC Wizard 6.1 is a multimedia communications manager for interactive collaboration over IP networks. The software includes real-time calendaring and scheduling technology for the automated delivery of multimedia communications and network automation. Features include group notification, account management, comprehensive reporting capabilities, conflict resolution and optional billing services. Coupled with RADVISION's viaIP, VC Wizard 6.1 schedules all of the network resources (people, sites, equipment and bandwidth) and manages the configuration of network devices through a web-based interface.

"We are pleased to be partnering with RADVISION to enable easy access to group collaboration and knowledge sharing solutions for their customers over IP networks," said Magicsoft President and CEO, Larry Stone. "Supporting RADVISION'S viaIP product family provides us and our customers with a continued first-to-market leadership position essential for realizing opportunities in the converging multi-service networking arena."

                                    --more--

About Magicsoft

Magicsoft, a market leader in multimedia communications over IP networks, designs and develops collaboration management solutions that increase productivity, improve knowledge sharing, provide worldwide access to learning, and insure continuous availability of critical multimedia information to an enterprise's global team - inclusive of audio, video, or data. VC Wizard 6.1, Magicsoft's premier web-based software application, is the launching pad for interactive collaboration over IP networks. VC Wizard 6.1 is the scalable enterprise solution for enabling and managing multimedia communications. Telecommunications service providers, educational organizations, corporations, and government use VC Wizard 6.1 to simplify user access and increase productivity for employees, partners, and customers. Magicsoft's software supports all of the latest multimedia standards including H.323 voice and video over IP, H.320, T.120, and MPEG-2 over ATM or IP and network equipment from Cisco, Lucent, Accord, and many more. Magicsoft's carrier-class software products are built using the latest Internet-focused technologies including Microsoft Windows NT, ASP, Java, and Oracle. To arrange for a demo, please visit www.magicsoft.com.


About RADVISION

RADVISION is a leading provider of products and technology for real-time voice, video, and data communications over packet networks; this includes the Internet and other Internet Protocol (IP) based networks. Recognized universally as the experts in real-time Voice and Video over IP (V2oIP), RADVISION offers the broadest and most complete set of enabling technology and networking systems needed to enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to new converged networks. Today, hundreds of thousands of end-users around the world communicate over next-generation networks, using IP-centric products and solutions built around RADVISION products and technology. RADVISION's multi-protocol software toolkits for IP communications include: SIP, Megaco, MGCP, and H.323; RADVISION's V2oIP networking products include: gateways, conferencing bridges, and gatekeeper applications. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities and Exchange Commission, including RADVISION's Form F-1 registration statement.


                                       ###

Magicsoft, the Magicsoft logo, VC Wizard and IP-e, are trademarks of Magicsoft Corporation.

V2oIP, and OnLAN are trademarks and viaIP is a service mark of RADVISION Ltd. All other trade names and trademarks appearing herein are owned by their respective holders.

                                                                          ITEM 2

Contact:

Sandra Fathi
Dir. Corporate Communications
RADVISION
Tel: 201.529.4300 x 301
sfathi@radvision.com





        RADVISION Introduces Version 2.2 Enhancements for OnLAN Family of
                     V2oIPTM Enterprise Networking Products

 SNMP BASED API SUPPORTS THIRD PARTY SCHEDULING AND DYNAMIC CONFERENCE EXPANSION
                    PROVIDES FLEXIBIITY FOR CONFERENCE SIZE

Mahwah, New Jersey, March 8, 2001 -- RADVISION (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video over IP (V2oIPTM), today announced version 2.2 of its family of Enterprise Networking Products. Version 2.2 product series consists of the MCU-323 Multipoint Conference Unit, L2W-323P Gateway (PRI) and the L2W-323 Gateway (BRI).

"RADVISION'S OnLAN family of IP-centric networking products have been deployed in hundreds of small to medium size enterprises for real-time voice and video communication," said Dr. Michelle Blank, vice president of galactic marketing for RADVISION. "We are committed to delivering advanced functionality to meet the demands of small to medium size enterprise networks with our OnLAN product line while also providing high capacity products for large scale networks with our recently introduced viaIP product family."

RADVISION's MCU-323 is a unique, embedded, cost-effective and high performance solution for voice-only or full multimedia multipoint conferences. The MCU version 2.2 provides an SNMP based automation API for enabling external scheduling systems to provide conference reservations and control functionality. Scheduling can greatly simplify the administration of today's multimedia networks by handling the management of sites, bandwidth, endpoints and users. The MCU 2.2 release also provides dynamic conference expansion, allowing greater flexibility in the number of users that can participate in a videoconference. The simplicity of this off-the-shelf, out-of-the box and quick-setup multipoint conferencing solution makes it a highly favorable choice for next generation networks.

The RADVISION L2W-323 PRI and L2W-323 BRI Gateways are essential network components for allowing seamless voice and video communication between IP and ISDN / PSTN. Version 2.2 provides Resource Available Indication (RAI) and Resource Available Confirmation (RAC) in conjunction with the RADVISION Gatekeeper for load balancing on the network and support for H.263 video coding.


                                    --more--

About RADVISION

RADVISION is a leading provider of products and technology for real-time voice, video, and data communications over packet networks; this includes the Internet and other Internet Protocol (IP) based networks. Recognized universally as the experts in real-time Voice and Video over IP (V2oIP), RADVISION offers the broadest and most complete set of enabling technology and networking systems needed to enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to new converged networks. Today, hundreds of thousands of end-users around the world communicate over next-generation networks, using IP-centric products and solutions built around RADVISION products and technology. RADVISION's multi-protocol software toolkits for IP communications include: SIP, Megaco, MGCP, and H.323; RADVISION's V2oIP networking products include: gateways, conferencing bridges, and gatekeeper applications. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities and Exchange Commission, including RADVISION's Form F-1 registration statement.


                                       ###

V2oIP, and OnLAN are trademarks and viaIP is a service mark of RADVISION Ltd. All other trade names and trademarks appearing herein are owned by their respective holders.

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: March 9, 2001